Form 1 Page 1 Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

COPY

Date filed (MM/DD/YY): 12/22/16

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
4 World Trade Center, 44th Floor, New York, NY, 10007

SEC Mail Processing Section JAN 11 2017 Washington DC 412



16019725

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

(646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

Sophia Lee (Name) General Counsel (Title) (646) 343-2040 (Telephone Number)

2016 JAN -4 PM 12:56 SEC / TM RECEIVED

6. Provide the name and address of counsel for the applicant:
Sophia Lee, General Counsel
4 World Trade Center, 44th Floor, New York, NY, 10007

7. Provide the date applicant's fiscal year ends: December 31st

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 12/22/2016 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: [signature] (Signature) Sophia Lee, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 22nd day of December (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires August 22, 2019 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BENJAMIN B. AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2019

CONNECTIVITY AGREEMENTS AND FORMS

An applicant ("Applicant") applying to enter into a sponsorship arrangement with a Sponsoring Member, as defined in Exchange Rule 1.160, of Investors' Exchange LLC ("IEX" or the "Exchange") must complete this Sponsored Access Application (the "Application").

To become a Sponsored Participant of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
4 World Trade Center, 44th Floor
New York, NY 10007

CONNECTIVITY CHECKLIST

Connectivity Agreements and Forms

Member Broker-Dealer

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- ☐ Equities Port Request Form (if Member is ***not*** connecting via Service Bureau) (pg. 8 - 9)
- ☐ Service Bureau Authorization (if connecting via Service Bureau) (pg. 10)

Service Bureau

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 - 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- ☐ Equities Port Request Form (pg. 8 - 9)
- ☐ Service Bureau Authorization (must be co-signed with a Member of the Exchange) (pg. 10)

Data Recipient

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 - 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)

Clearing Agency (if connecting to the Exchange for drop copies)

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 - 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- ☐ Equities Port Request Form (pg. 8 - 9)

Extranet Provider

- ☐ Connectivity Services Agreement (pg. 2 - 6)
- ☐ Physical Connectivity Order Form (pg. 7)
- ☐ Extranet Addendum to the Connectivity Services Agreement (pg. 11 - 12)

(continues on next page)



Sponsored Participant

☐ N/A

Data Subscriber

☐ N/A

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify IEX of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by IEX and are handled in a secure environment. Agreements or forms may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the documents.

If you have questions on completing the Connectivity Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2300. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]



CONNECTIVITY SERVICES AGREEMENT

This Investors' Exchange LLC Connectivity Services Agreement ("Agreement") is a binding agreement between you ("User") and Investors' Exchange LLC ("IEX" or the "Exchange"), a Delaware limited liability company, with its principal office at 4 World Trade Center, 44th Floor, New York, NY 10007, and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. **Services.** This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by IEX to User to the extent such services are not addressed by another agreement between IEX and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by IEX to continue any aspect of the Services in their current form. IEX may from time to time make additions, deletions or modifications to the Services. In such event, IEX shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. **Connectivity and Redistribution**. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access IEX, whether physically or logically, in order to provide Authorized Third Parties (as defined herein) with access to IEX and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute IEX data, User shall also enter into an IEX data agreement (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to IEX. User shall comply with all reasonable security specifications or requirements of IEX in order to prevent IEX and IEX data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to IEX or IEX data unless such third party is an Authorized Third Party, pursuant to IEX's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that IEX has approved to connect to IEX via connectivity supplied by User and/or to receive IEX data or other IEX authorized services transmitted through User.

   (a) Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to IEX that includes the name and contact information of the party to whom connectivity will be provided. IEX will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by IEX, User may not provide the applicable party with connectivity to IEX. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to IEX that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to IEX pursuant to this Agreement shall be given in accordance with the Connectivity Manual available at http://iextrading.com/, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and IEX, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from IEX of such failure or untruth, cease providing access to IEX and/or IEX data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to IEX.

   (b) List of Authorized Third Parties. User shall maintain, keep current, and provide to IEX promptly upon request a list of Authorized Third Parties to whom User provides access to IEX and/or certain data feeds associated therewith. Unless otherwise provided by IEX, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

   (c) Network Requirements. User must comply with all applicable IEX Network Requirements, contained in the Connectivity Manual. IEX will provide notice of any material amendments to the IEX Network Requirements and User shall comply with the amended IEX Network Requirements within thirty (30) days of receipt of such notice.

3. **Fees**.

   (a) Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days



of the invoice date. In the event of User's failure to make payment within such time period, IEX reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay IEX a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

(b) Adjustments to Services Fees. IEX may adjust the fees for the Services upon reasonable notice to User; provided, however, that IEX may pass through to User, without notice, any third party charges, fees, taxes, or terms and conditions incurred by IEX in connection with the provision of Services. If User is receiving a physical connection from IEX, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., IEX switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. **Term**. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or IEX as provided below.

5. **Termination**.

(a) By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to IEX.

(b) By IEX. IEX may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, IEX may suspend or terminate the Services immediately upon notice to User if it determines, in IEX's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that IEX determines are or may be detrimental to IEX, its investors or Exchange Members (as defined in the Exchange Rules), including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to IEX, its investors or Exchange Members; (iv) User is retransmitting or republishing any IEX data feeds, including market data, or providing any connectivity to IEX without the prior approval of IEX; (v) User has violated any Exchange Rules; or (vi) if User is a Member of an Exchange, User ceases to be a Member in good standing with the applicable Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

(c) Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to IEX any and all amounts owed to IEX under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay IEX the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5(c), and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. **DISCLAIMER OF WARRANTY**. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH Updated April 15, 2015 Page 3 of 4 RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY IEX WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. IEX GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO



CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **NO CONSEQUENTIAL DAMAGES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX OR A CLAIM ARISING OUT OF IEX's INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL IEX OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, IEX MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF IEX's INDEMNIFICATION OBLIGATIONS STATED BELOW, IEX's TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF IEX's ACT OR OMISSION, AND (ii) $10,000.

8. **Indemnification by User**. User agrees to indemnify and hold harmless IEX, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from IEX's willful misconduct, fraud or breach of IEX's obligations under this Agreement.

9. **Indemnification by IEX**. IEX agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that IEX or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **Assignment**. User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without IEX's prior approval, which will not be unreasonably withheld. IEX may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. **Amendment**. This Agreement may be amended from time to time by IEX in its sole discretion, and IEX shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. **Miscellaneous**. All notices or approvals required or permitted under this Agreement must be given in writing to IEX at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in



accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between IEX and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth below.

Investors' Exchange LLC		User:	______________
Signature:	______________	Signature:	______________
Printed Name:	______________	Printed Name:	______________
Title:	______________	Title:	______________
		Date:	______________

USER INFORMATION

Firm:

Address:

City: State: Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS		BILLING CONTACT
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:



PHYSICAL CONNECTIVITY ORDER FORM

CONTACT INFORMATION

Firm:

Address:

City: State: Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS	BILLING CONTACT
Address:	Name:
City:	Email:
State: Zip:	Phone:

SWITCH PORT* SELECTION

Specify Side and Quantity:

IEX POP: Equinix NY5 (Secaucus, NJ)

- ☐ A-Side Qty: ____________________
- ☐ B-Side Qty: ____________________

Disaster Recovery: Equinix CH4 (Chicago, IL)

- ☐ C-Side Qty: ____________________

Customer Public BGP ASN:

Customer Public IP Range:

Add: Remove:

Authorized Contact Name:

Authorized Signature: Date:

* Note that the 10Gbps is the only physical interface available for new physical connectivity orders.



EQUITIES PORT REQUEST FORM

ORDER TYPE

☐ Addition ☐ Removal ☐ Change to Existing

☐ Service Bureau (only check if you are a Service Bureau)

PORT DETAILS

Connectivity Site: ☐ IEX POP: Secaucus (Hot/Primary) ☐ Disaster Recovery: Chicago (Cold/Secondary)

Type of Access: ☐ Cross-Connect ☐ 3rd Party Extranet: ____________________

Drop Copy Port: ☐ New ☐ Existing SenderCompID: ____________________

☐ Qty: ______________ MPID(s) to Drop: ____________________

Message(s) to Drop: ☐ Fills ☐ Breaks ☐ Statuses (Acks, Cancels, Rejects, etc.)

Order Entry Port: ☐ Qty: ______________

Order Entry Port Minimum Required Configurations:

Clone an Existing Port?	☐ Yes	☐ No	Session ID: __________
Routing Enabled*?	☐ Yes	☐ No	
Allow ISO Orders?	☐ Yes	☐ No	
Symbology type? (Choose one only)	☐ INET	☐ CMS	☐ CMS Split
Allow Market Orders?	☐ Yes	☐ No	
Allow Market Orders with TIF of "DAY"?	☐ Yes	☐ No	
Allow Short Sale Orders?	☐ Yes	☐ No	
Allow Trading in Pre- & Post-Market Sessions?	☐ Yes	☐ No	
Allow Trade Busts?	☐ Yes	☐ No	
Cancel on Disconnect**?	☐ Yes	☐ No	
Enable Anti-Internalization***?	☐ Yes	☐ No	
If Yes: default by Broker or MPID?	☐ Broker	☐ MPID	

Max Order Share Size: (Default = 1,000,000 shares) ____________________

Max Order Notional Value: (Default = $30,000,000) ____________________

MPID(s) Permissioned on this Port: ____________________

Clearing # Assignment for MPID(s): ____________________

Anticipated Total Message Volume per Day: ____________________

Anticipated Message to Trade Ratio: ____________________

Anticipated Peak Message Rate (msg/second): ____________________



Note: Each port is delivered as a primary logical port at the requested IEX data center.

Users may request to increase the max order share size and max order notional value parameters to be less restrictive than the IEX default values. IEX Market Operations will record and review all requests to increase order limits.

REMOVAL REQUEST

Order Entry Port ☐ Session ID(s): ________________ Reason for Removal: ____________________

Drop Copy Port ☐ Session ID(s): ________________ Reason for Removal: ____________________

ADDITIONAL COMMENTS OR REQUEST NOTES

____

____

____

____

____

ORDER AUTHORIZATION

MPID(s) / Company Name:

Authorized Contact (Please Print):

Authorized Signature: **Date:**

* Users who wish to enable routing, must complete and submit a Securities Routing Agreement found in the Member Application.

** The Exchange provides a best effort attempt to cancel all open orders from a User upon a communications disconnect. A loss of connectivity signal must travel through the IEX POP before IEX becomes aware of the loss of connectivity. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing above, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be canceled using the automatic cancel feature. Members may call the Market Operations at 646.343.2300 to verbally request that all open orders be canceled or check the status of open orders.

*** Anti-Internalization is a broker-level setting preventing self-match of two orders from the same Member on the IEX Order Book. As a default, Anti-Internalization may be enforced by Member (broker) or MPID. Additionally, Members may specify an Anti-Internalization Group Identifier ("AGID") on each order to enforce the behavior at a more granular level. Please refer to Exchange Rule 11.190(e) for additional information.

All services and products requested on this form are governed by the terms in the User Agreement and the Exchange Rules.

If you do not receive a written confirmation from IEX within 3 business days that your request has been received and processed, please contact Market Operations at 646.343.2300 or marketops@iextrading.com.

Please refer to the IEX Fee Schedule posted at www.iextrading.com or the latest price list.



SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (this "Form") is between Investors' Exchange LLC, a Delaware limited liability company, with its principal office at 4 World Trade Center, 44th Floor, New York, NY 10007 ("IEX" or the "Exchange"), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"). IEX, Member and Service Bureau are collectively referred to as the "Parties".
2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with IEX.
3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.
4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member's MPID. Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member's MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.
5. Member understands and agrees that it is its sole responsibility to immediately notify IEX in the event that it wishes to terminate this Authorization.
6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours' prior written notice.
7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF, the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Investors' Exchange LLC	Service Bureau	Member
Signature	Signature	Signature
Print Name	Print Name	Print Name
Title	Title (must be an officer)	Title (must be an officer)
Date	Date	Date
	Service Bureau Contact	MPID of Member
	Email Address of Contact Person	



EXTRANET ADDENDUM TO THE IEX CONNECTIVITY SERVICES AGREEMENT

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC ("IEX" or the "Exchange") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meanings set forth in that certain Investors' Exchange Connectivity Services Agreement executed by and between IEX and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the IEX Extranet Manual, as may be amended from time to time (the "Extranet Manual"), and authorizes IEX to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on IEX's website.

Executed versions of this Addendum and any other requested documents can be delivered to IEX via email to marketops@iextrading.com or postal mail to:

> Investors' Exchange LLC
> Attn: Market Operations
> 4 World Trade Center, 44th Floor
> New York, NY 10007

TERMS OF ADDENDUM

Whereas IEX provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and IEX agree as follows:

1. **Scope.** This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. **Modification of Connectivity Services Agreement**. User hereby requests that IEX identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to IEX for use by multiple members. IEX agrees that it will include User's sales contact and service offerings in materials made publicly available by IEX, including publication on IEX's website and/or any other promotional materials as determined in IEX's reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. **Obligations of Extranet**. By entering into this Addendum, User acknowledges and agrees to the following:

   (a) User has no rights in or to IEX data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Agreement. User acknowledges and agrees that IEX has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by IEX, in the information and data that relates to individuals and entities that are regulated by IEX, and in the information and data that relates to activities that are regulated or operated by IEX, and (ii) compilation rights or other rights in information and data gathered from other sources. All IEX data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of IEX. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensees, transferees and assignees, of the proprietary rights of IEX to IEX data and IEX's networks and system.



(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter IEX data received through and from its connection to IEX; (ii) not to affect the integrity of IEX data; and (iii) not to render IEX data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of IEX data, its connection to any of IEX's systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC		User:	______________________
Signature:	______________________	Signature:	______________________
Printed Name:	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
Date:	______________________	Date:	______________________

Investors' Exchange LLC
4 World Trade Center, 44th Floor
New York, New York 10007

1 646 343 2000 tel
1 888 481 9706 tel
www.iextrading.com



SEC
Mail Processing
Section
OCT 31 2016
Washington DC
412

RECEIVED
2016 OCT 31 PM 1:49
SEC / TM

October 18, 2016

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 02549-7010

Re: Investors' Exchange LLC – Amendment No. 9 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

Enclosed for your review is Amendment No. 9 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc.

Please note that this Amendment reflects minor updates to Addendums J-2 and J-5 that are not substantive or material. All else has remained the same since our initial filing on August 21, 2015, as amended by Amendment No. 1 filed on September 9, 2015, Amendment No. 2 filed on February 29, 2016, Amendment No. 3 filed on March 4, 2016, Amendment No. 4 filed on March 7, 2016, Amendment No. 5 filed on May 27, 2016, Amendment No. 6 filed on June 27, 2016, Amendment No. 7 filed on July 27, 2016, and Amendment No. 8 filed on August 5, 2016.

Addendum J-2 IEX Audit Committee Charter
Addendum J-5 IEX Nominating Committee Charter

Please feel free to contact me at (646) 343-2040 with any questions in connection with this matter. Thank you.

Regards,

Sophia Lee

Sophia Lee
General Counsel
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	May 31, 2016
Estimated average burden hours per response......	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.